Exhibit 99.3

March 27, 2024

We refer to the prospectus supplement dated March 27, 2024 (the “Prospectus Supplement”) to the short form base shelf prospectus dated March 27, 2024, forming part of the registration statement on Form F-10 (Registration No. 333-278270) dated March 27, 2024 (the “Registration Statement”) of ATS Corporation. We hereby consent to the use of our firm name under the heading “Legal Matters” and the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

In giving such consent we do not thereby admit that we are in the category of persons whose consent is required by the United States Securities Act 1933, as amended or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Stikeman Elliott LLP
STIKEMAN ELLIOTT LLP